[Date]

[Owner/Annuitant Name]

[Owner/Annuitant Address]

[Owner/Annuitant Address]

[City, State Zip]

RE: Enhanced Surrender Value Program

Contract Number(s):	[Contract Number]
[Contract Number]

Offer Date: [Date]

Dear [Owner/Annuitant Name]

We, Hartford Life and Annuity Insurance Company and Hartford Life Insurance Company (“The Hartford”), are writing to you to announce that an Enhanced Surrender Value Offer (“Offer”) is available for the Contract(s) listed above.  Any decision to exercise this Offer should be discussed with a financial advisor as only he or she is qualified to provide the right guidance for your situation.

If accepted, this Offer provides the option to fully surrender your Contract and either receive an amount greater than your current Contract Value or avoid incurring certain Contract charges associated with a full surrender.  Enclosed in this package you will find a flyer that provides additional information to consider as you review the details of this Offer.  Further details about this Offer, including information about the taxation of annuity surrenders and other important considerations, are included in the prospectus supplement you recently received, so please review these documents with your financial advisor.

If you and your financial advisor determine that this Offer is right for you and would like to accept it, please complete and return the enclosed acknowledgement form along with a full surrender request or a request to send the proceeds to another provider.  While this Offer is in effect, any request for a full surrender of your Contract received in good order but without a completed acknowledgement form will not receive the benefit of this Offer.

An amendatory rider for your Contract is enclosed.  If you choose not to accept this Offer your contract will retain the Lifetime Income Builder II rider benefits (including Payment Base increases if applicable), and any benefits provided under other riders you may own including death benefits.  This Offer is available for a limited time, at our discretion, and we will notify you in advance when the Offer expires.

We understand that different Contract Owners have different needs, and those needs can change over the life of an annuity Contract.  We understand that this Offer may not be appropriate for all eligible Contract Owners so please discuss this Offer with your financial advisor to determine if it is appropriate for you.

If you have any questions for The Hartford please call our Annuity Contact Center at 1-800-501-8126 Monday through Thursday, 8:00 a.m. to 7:00 p.m., or Friday, 9:15 a.m. to 6:00 p.m., Eastern time. Additionally, you may view your Contract Value and other Contract details on our website at www.hartfordinvestor.com.

Sincerely,

Hartford Life and Annuity Insurance Company and

Hartford Life Insurance Company

Cc: [Broker Name]

Enclosures (4)

Hartford Life and Annuity Insurance Company and Hartford Life Insurance Company, P.O. Box 14293 Lexington, KY 40512-4293

113225

[Date]

[Agent Name]

[Address Line 1]

[Address Line 2]

[City, State Zip]

Dear [Agent Name]:

Re:  Enhanced Surrender Value Offer

We, Hartford Life and Annuity Insurance Company and Hartford Life Insurance Company (“The Hartford”), are writing to you to announce that a one-time Enhanced Surrender Value Offer (“Offer”) is available for a select group of Contract Owners.  This Offer is being made available to Contract Owners who purchased a Director M series or Leaders Series III product and also elected the Lifetime Income Builder II (LIB II) rider.  For full eligibility rules please refer to the [enclosed] prospectus supplement.

We have included in this package a listing of your clients who are receiving an Offer letter.  Also enclosed are copies of the Amendatory Rider, Acknowledgement Form and Enhanced Surrender Value flyer each Contract Owner will receive.  It is important that each Contract Owner reviews this Offer with a financial advisor to determine if it is right for them.  If a Contract Owner chooses to accept the Offer, a completed acknowledgement form must be included in order to receive the benefit of this Offer,

Please know that this offer is entirely voluntary.  If a Contract Owner chooses to not accept the offer, their Contract will retain the LIB II rider benefits (including Payment Base increases if applicable), and any benefits provided under other riders they may own including death benefits.  Once this Offer is elected, it is irrevocable and the Contract cannot be reinstated.

We understand that different Contract Owners have different needs, and those needs can change over the life of an annuity Contract.  We understand this Offer may not be appropriate for all eligible Contract Owners, and encourage discussion with a financial advisor to determine if it is right for them.

If you have any questions for The Hartford please call our Annuity Contact Center at 1-800-501-8126 Monday through Thursday, 8:00 a.m. to 7:00 p.m., or Friday, 9:15 a.m. to 6:00 p.m., Eastern time. Additionally, you may view your clients annuity Contracts with The Hartford on our website at www.hartfordinvestor.com.

Sincerely,

Hartford Life and Annuity Insurance Company

Hartford Life Insurance Company

Enclosures (6)

Hartford Life and Annuity Insurance Company and Hartford Life Insurance Company, P.O. Box 14293 Lexington, KY 40512-4293

113322